FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 35

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Australian Region Market Update March 07 Results Ahmed Fahour, Executive Director & CEO Australia Ewen Stafford, Chief Financial Officer, Australia May 2007

Contents Summary of March 2007 financial results Update on key strategies Re-ignite the organisation People, Customer and Community Become cost competitive While still investing in the business Manage the business Australian Banking Wealth Management Australia Economic perspective

600 800 1,000 1,200 1,400 Australian Region Results up 23% on pcp Australian Region Half Yearly Cash Earnings (pre IoRE)* Wealth Management Australia Australian Banking $m 1,062 999 1,120 Mar-05 HY Sep-05 HY Mar-06 HY Sep-06 HY 1,228 1,377 Mar-07 HY 934 881 974 1,194 1,071 124 117 145 163 183 23% Source: Internal. * Ongoing basis, Total Australian Region includes Asia Wealth Management 2005 numbers adjusted for transitional tax and AIFRS ($ millions)

Australian Region ongoing Cash Earnings* up 22.9% on prior corresponding period Australian Banking Total Income Total Income Operating Expenses Cash Earnings Underlying Profit Charge to provide for Doubtful Debts Asia (before IoRE) IoRE (after tax) 10.1 10.4 2.0 25.3 Sep-06 HY Mar-06 HY 4.8 (10.4) 4.8 2.0 12.2 (22.2) 11.4 large (57.4) large (27.6) 21.7 Mar-06 HY $m Mar-07 HY $m Sep-06 HY $m 3,534 (181) 4,143 (2,016) - 2,127 21 1,398 3,373 (164) 3,953 (2,057) 1,896 27 1,255 3,211 (115) 3,754 (2,057) 1,697 29 1,149 (6) 1 % changes on Wealth Net Income 12.2 5.0 609 580 543 Banking 3.1 1.4 (1,659) (1,682) (1,712) Wealth Management (3.5) 4.8 (357) (375) (345) Cash Earnings before IoRE 12.1 22.9 1,377 1,228 1,120 Source: Internal, ongoing basis. * Pre IoRE

Contents Summary of March 2007 financial results Update on key strategies Re-ignite the organisation People, Customer and Community Become cost competitive While still investing in the business Manage the business Australian Banking Wealth Management Australia Economic perspective

Stabilise 2005 2006 2008 - 2009 2007 Truly competitive Rebuild is advancing towards truly competitive Rebuild Lead the market, grow through innovation (eg processes, specialisation) Improve Retail customer experience through a focus on people (eg Customer First) Improve returns and leverage bank channels (eg branch referrals, protected loans) Business & Private Wealth Retail 2005 2006 2007

Contents Summary of March 2007 financial results Update on key strategies Re-ignite the organisation People, Customer and Community Become cost competitive While still investing in the business Manage the business Australian Banking Wealth Management Australia Economic perspective

Rallying staff around brand purpose – ‘We help our customers to fulfil their aspirations’ Continued roll-out of visual identity (star nab) – Completed re-branding of over 300 branches Focus on improving the customer service experience Continued marketing presence and sponsorships (AFL, Australian Ballet) Earned an ‘Employer of Choice for Women’ citation from the Federal Government’s Equal Opportunity for Women in the Workplace Agency Community trust improved – Edelman Trust Index up 8% on 2005 Development of an integrated Human Capital Strategy designed to attract and develop the people we need to become a truly great organisation by creating a distinctive NAB experience based around: A people framework that emphasises customer facing careers, rewards performance and provides choice A focus on capability to enable our people to deliver to our customers Re-ignite the organisation  sustained focus Continued investment in brand and reputation Progressing people investment and culture

Re-ignite the organisation focuses on our brand purpose delivered through our people to our customers

Source: Internal * Rolling 12 month LTIFR – Lost Time Injury Frequency Rate LTIFR an important indicator of the culture Australian Region LTIFR* 4.9 4.3 3.2 2.9 Sep-04 Sep-05 Sep-06 Mar-07

Improvements in Customer Satisfaction Retail * From 65.7% (10/04) to 70.4% (03/07) Business ** From 74.3% (10/04) to 78.5% (03/07) Wealth ^ From 66.8% (02/06) to 75.7% (03/07) Source * Roy Morgan Research, Base: Aust MFI Pop’n 14+, 6 month moving average. Satisfaction is based on customers who answered very or fairly satisfied. Internal - ** BPA Service Experience Research Program. ^ Wealth Advisor satisfaction survey.

Broader community trust also improved Edelman Relationship Index* Note: *Measures quality of relationship between the NAB and various stakeholders (Civil Society, Government, Media, Regulators, Opinion Leaders). Scores of 7 – 9 indicate “Strong and very health relationship and reputation with stakeholders” Source: Marketing & Research Associates, 2006 4.86 4.90 5.12 5.24 5.74 5.80 5.66 5.86 6.19 6.12 6.22 6.40 1 2 3 4 5 6 7 8 9 Trust Mutuality of Control Commitment Satisfaction 2004 2005 2006

Awards Bank of the Year Wealth MLC wins at 2007 Asset Innovation Awards Best Income Protection Product with Income Protection Plus Best Margin Lending Product for National Margin Lending Best Platform for Self-Managed Superannuation for MasterKey Custom

Contents Summary of March 2007 financial results Update on key strategies Re-ignite the organisation People, Customer and Community Become cost competitive While still investing in the business Manage the business Australian Banking Wealth Management Australia Economic perspective

Sep-05 Mar-06 Sep-06 (1.2%) 0.0% Source: Internal Note * Ongoing basis Australian Region (excluding Asia) Operating Expenses * $million (2.0%) Mar-07 2,057 2,057 2,016 2,082 Cost growth constrained

Cost constraint and productivity improvements progressing Total operating expenses (half year) * $m Cost growth constrained Improved Banking productivity Improved Wealth Management productivity Australian Banking cost efficiency (half year) BAU Cost/Ave IEA Australian Banking Wealth Management Australia Banking labour productivity (half year) Ave IEA/BAU FTE Wealth Management Investments Business cost efficiency (half year) Cost/Ave FUM Mar 06 Mar 07 Wealth Management labour productivity (half year) Revenue per BAU FTE Mar 06 Mar 07 Sep 06 Sep 06 Source: Internal Note: * Ongoing basis Mar 06 Mar 07 Sep 06 Sep 06 Mar 06 Mar 06 Mar 07 Sep 06 Mar 06 Mar 07 Sep 06 Source: Internal Note: Ongoing Basis Source: Internal (5.0%) 8.0% 7.1% (10.0%) 7.4% 7.0% Australian Region FTEs* (half year) Number of FTE Region Productivity Source: Internal Note: * Mar 06 HY includes disposed operations Australia Banking Wealth Mgt Asia Mar 07 (7.9%) 5.7% 22,874 22,411 22,689 1,682 1,659 1,712 375 357 345 18,370 18,286 18,643 3,952 3,900 3,995 509 173 146 Mar 06* Sep 06 Mar 07 Total

Refresh Programs Completing Customer Facing: Phase II of Business Internet Banking solution implemented Wealth servicing platform upgraded National Portfolio Lending launched Support: New desktop platform 80% deployed (22,000 users) Offshoring – finance back office Front end teller platform upgrade Workflow and imaging installed to automate key processes Programs Continuing and Ramping Up Programs Mid-Way Complete: Lean process improvements in lending, branch and wealth products / servicing ‘Customer First’ refreshing the distribution network Enhancements to telephone banking Strategic Programs / Projects Ramping Up: Information Mgmt systems upgrade Strategic banking platform refresh Anti-Money Laundering We are completing significant base infrastructure refresh, and turning our focus to strategic reinvestment

Contents Summary of March 2007 financial results Update on key strategies Re-ignite the organisation People, Customer and Community Become cost competitive While still investing in the business Manage the business Australian Banking Wealth Management Australia Economic perspective

Australian Banking ongoing Cash Earnings up 22.6% on prior corresponding period Net Interest Income Other Operating Income Total Income Operating Expenses Underlying Profit Charge to provide for Doubtful Debts Cash Earnings before Tax Australian Banking Mar-06 HY $m Mar-07 HY $m Sep-06 HY $m Sep-06 HY Mar-06 HY Cash Earnings 2,681 853 (181) 3,534 (1,659) 1,694 1,875 2,509 864 (164) 3,373 (1,682) 1,691 (115) 2,344 867 3,211 (1,712) 1,499 1,527 1,384 1,194 1,071 974 6.9 (1.3) (10.4) 4.8 1.4 10.9 10.9 14.4 (1.6) (57.4) 10.1 3.1 25.1 22.4 11.5 22.6 % changes on Banking Cost/Income Ratio 46.9% 49.4% 52.9% Return on Average Assets 1.06% 1.01% 1.00% Franchise scorecard for the Half Number of customers Revenue per customer ROA Cash Earnings/FTE Cost/Income Ratio Number of FTEs Margins Customer Satisfaction Source: Internal, ongoing basis

Australian Banking Revenue Growth NAB volume growth YoY percentage change Volume growth remains strong Australian bank net interest margin Net Interest Margin* Margin impact has been limited Mar 05 Mar 06 Mar 07 Note:* Ongoing basis Source: Internal Business lending (inc bills)*,# Household deposits** Business deposits** Housing lending (incl sec.)** Credit cards** Sep-05 Mar-06 Sep-06 Mar-07 2.42 2.39 2.41 2.37 Australian Banking revenue growth Percentage, YoY growth 2004FY* 2005FY* 2006FY* 1H07 2.6 5.1 8.2 4.8 Note: * FY04 = AGAAP, FY05 = Transitional AIFRS (growth on AGAAP basis), FY06 = Full AIFRS ongoing. Source: Internal, Ongoing basis NAB banking revenue growth restored to peer group performance Source: Internal, *NAB/RBA Financial Aggregates (includes bank held bills, excludes nabCapital), Mar 2007, 12 13 6 21 13 11 21 9 9 14 13 5 5 14 4

1H07 2.6 5.1 8.2 4.8 Note: * FY04 = AGAAP, FY05 = Transitional AIFRS (growth on AGAAP basis), FY06 = Full AIFRS ongoing. Source: Internal, Ongoing basis NAB banking revenue growth restored to peer group performance Source: Internal, *NAB/RBA Financial Aggregates (includes bank held bills, excludes nabCapital), Mar 2007, **NAB/APRA Monthly Banking Statistics, Mar 2007 12 13 6 21 13 11 21 9 9 14 13 5 5 14 4

Commercial $20m—$340m Transaction banking market share and trend Percentage share and basis point change of primary relationships, by customer segment* Note: * Arrows relate to the trend from prior survey, basis point change above the bar Source: East & Partners; Australian Corporate Transaction Banking Markets Nov 06, Australian Commercial Transaction Banking Markets Feb 07; Australian SME Banking Markets Oct 06; Australian Micro Business Banking Markets Jan 07 A B NAB NAB - Focus on business transaction banking has increased market share in all segments C A C NAB B A C B NAB NAB A C B SME $5m—$20m Micro $1m—$5m Corporate >$340m +60 +90 +80 +30 +10 (50) (30) (120) (70) (40) (80) +50 +20 (40) +20 +10 0 5 10 15 20 25 30

Source: Internal, Ongoing basis Australian Banking cost/income ratio (half year) Percentage NAB Reduction in cost to income ratio has been significant 54.3 52.9 49.4 46.9 42 44 46 48 50 52 54 56 Sep-05 Mar-06 Sep-06 Mar-07

Well diversified funding portfolio Source: Internal. Core Assets covers all customer loans and advances and includes overdrafts and bank acceptances (bank bills) % Core Assets Funded by customer deposits (CFI ) 47.3% 44.0% 47.6% 49.0% Sep-05 Mar-06 Sep-06 Mar-07 % Core Assets Funded by customer and wholesale term liabilities (SFI) 60.6% 60.3% 66.0% 69.6% Sep-05 Mar-06 Sep-06 Mar-07

NAB Australia has lowest proportion of Cards / Other Consumer Lending and biggest position in business loans Estimated lending asset mix, March 2007, Australia only Percentage Business Lending (including bills) Consumer Home Loans Credit Cards Other Consumer Lending 43% 38% 26% 29% 53% 55% 66% 60% 2% 4% 5% 7% 4% 3% 3% 2% NAB^ Major Bank 2* Major Bank 3* Major Bank 4* Source: ^ Internal, NAB Other consumer lending excludes line of credit home loans which have been included in Consumer Home Loans * APRA Banking Statistics March 07

Low Doc Loans $2.2bn outstanding LVR capped at 60% (without LMI) Inner City Apartments $2.8bn outstanding 2.1% of housing book Origination source - Flows Mar 06 Proprietary 72% Introducer 12% Broker 16% Sep 06 77% 9% 14% Mar 07 77% 9% 14% LVR at origination (% portfolio) Australian Housing metrics Source: Internal 24% 16% 41% 19% <=60% 60%>=70% 70%>=80% 80%+

Non-Retail Lending Customer Risk Distribution (Australian Region) 0% 20% 40% 60% 80% 100% 120% Mar 05 (PD) Sep 05 (PD) Mar 06 (PD) Sep 06 (PD) Mar 07 (EL) % of investment grade (Probability of Default) % of sub-investment grade (Probability of Default) % of investment grade (Expected Loss) % of sub-investment grade (Expected Loss) Asset Quality remains sound Loan loss provision cover is within expectations. Implemented new models as part of Basel II enhancements in Australia Proportion of Non Retail investment grade equivalent (AAA to BBB-) and well secured lending (ie bank security > 100% of exposure) remains relatively stable. Rise in defaulted and impaired assets partly driven by seasonal factors and current economic conditions across NSW. Australian Banking Defaulted and Impaired Asset Rates 0.00% 0.10% 0.20% 0.30% 0.40% 0.50% 0.60% 0.70% 0.80% Sep-05 Mar-06 Sep-06 Mar-07 90+DPD/GLA Impaired Assets/GLA

Australian Banking ROA Improving Mar-06 Sep-06 Mar-07 1.00% 1.01% 1.06% Sep-05 0.93% Source: Internal, ongoing basis, Australian Banking Return on Average Assets Percentage

Contents Summary of March 2007 financial results Update on key strategies Re-ignite the organisation People, Customer and Community Become cost competitive While still investing in the business Manage the business Australian Banking Wealth Management Australia Economic perspective

Wealth Management Australia Cash Earnings* up 26.2% on prior corresponding period. Source: Internal. * Pre IORE Cash Earnings Volume Related Expenses Net Income Operating Expenses Gross Income IoRE (after tax) Cash Earnings before IoRE Tax Operating Profit before tax Mar-06 HY $m Sep-06 HY % changes on Mar-06 HY 543 (382) (345) (53) 145 29 174 Sep-06 HY $m (406) 580 (375) (42) 163 27 190 986 925 (6.2) 12.2 5.0 4.8 (12.8) (3.5) (64.3) (30.2) 12.3 26.2 (22.2) (27.6) 7.4 17.2 5.5 12.4 183 21 204 (431) 609 (357) (69) 1,040 Mar-07 HY $m 198 205 22.9 27.3 252 Cost to avg annual inforce premiums 25% 29% 31% Cost to average FUM 54bps 60bps 56bps

MLC was one of the top performers vs Competitors in Wealth Management Source: Internal. 2007 Half Year Financial Reports (MLC/NAB Cash Earnings before IoRE, Colonial / CBA - Net Profit after Income tax (underlying basis) for both Funds Management and Insurance, BT/WBC - Cash Earnings for Total Funds Management and Insurance, ING/ANZ - Operating Profit After Tax, before capital investment earnings) Wealth Management Pre-IoRE % Profit growth on pcp 19.9% 21.9% 25.0% 26.2% Major Bank 1 Major Bank 2 Major Bank 3 MLC / NAB

Investment results Mar-06 HY $m Sep-06 HY % changes on Mar-06 HY Sep-06 HY $m Mar-07 HY $m Volume Related Expenses Net Income Operating Expenses Gross Income Cash Earnings before IoRE Tax Profit before tax 351 (196) (245) (26) 80 (193) 381 (275) (18) 88 574 547 (7.8) 17.7 8.4 3.6 (6.1) (8.2) large (57.7) 21.6 33.8 8.2 13.5 107 (208) 413 (265) (41) 621 106 106 39.6 39.6 148

MLC / NAB focus is on being a Retail Marketer Market Share - Investments Top 5 FUM (Retail Administrator Ex. Cash Trusts) * Dec 2006 Dec-04 Dec-06 12.9% 16.0% 11.2% 10.6% 14.8% 7.7% 10.9% 7.8% 12.5% 10.5% Colonial / CBA BT/WBC ING/ANZ MLC/NAB AMP Observations Providers of Badged Wraps are winning “Administration” market share Administration of “Badged Wraps” is low margin as “Administrators”, lack end customer relationships Major brands are losing share to minor brands, especially “Badged Wraps” Some “Majors” competing aggressively for large corporate super outsource business Top 5 FUM (Retail Marketer Ex. Cash Trusts) * Dec 2006 Dec-04 Dec-06 CBA Colonial / BT/WBC ING/ANZ MLC/NAB AMP 12.9% 11.8% 14.0% 8.2% 7.3% 13.5% 6.5% 8.2% 12.5% 11.8% Source: *Plan for Life Quarterly Data System Dec 2006

Insurance results Mar-06 HY $m Sep-06 HY % changes on Mar-06 HY Sep-06 HY $m Mar-07 HY $m Volume Related Expenses Net Income Operating Expenses Gross Income Cash Earnings before IoRE Tax Profit before tax 192 (186) (100) (27) 65 (213) 199 (100) (24) 75 412 378 (4.7) 2.1 (1.5) 8.0 (19.9) 8.0 (16.7) (3.7) 1.3 16.9 1.7 10.8 76 (223) 196 (92) (28) 419 92 99 5.1 13.0 104

 Source: Internal Wealth Management - FUM and Sales Investments sales growth FUM Growth Sep 05 to Mar 07 ($bn) 84.2 8.1 90.5 2.8 1.8 94.1 2.2 7.1 (1.0) 102.4 (0.7) (1.1) (1.0) Sep 05 Net Flows Invest Earnings Other Mar 06 Net Flows Invest Earnings Other Sep 06 Net Flows Invest Earnings Other Mar 07 NAB FP MLC Licensees IFA's 1H06 1H06 1H06 1H07 1H07 1H07 34% 23% 500 1,000 1,500 2,000 2,500 $bn 19%

Cross - selling success Investment Sales through Bank Channels $bn 26% 31% 33% 36% 2004 2005 2006 H107 Bank Channels % of total Wealth Retail Investment Sales 34% 47% 50% 41% 2004 2005 2006 H107 Bank Channels % of total Wealth Protection Sales* Insurance Sales through Bank Channels $m 37% 9% 35% 34% H205 H206 H106 H107 H205 H206 H106 H107 34% 41% 50% 47% Source: Internal. * Sep 06 and Mar 06 cross sell data restated to include cross sales from National Credit Card protection sales

Portfolio well positioned for growth Business and Private Tightly managing credit position; diversified geographically Focusing on specialisation in high growth sectors and transaction banking share Retail Banking Limiting exposure to unsecured consumer lending Building distribution capability for core deposits, home loans and Wealth sales Rebuilding key talent and sales capability Wealth Management Well positioned to take advantage of growth in superannuation and investments and demographic shifts Continued focus on cross-selling into bank Efficiency & productivity programs delivering benefits

Contents Summary of March 2007 financial results Update on key strategies Re-ignite the organisation People, Customer and Community Become cost competitive While still investing in the business Manage the business Australian Banking Wealth Management Australia Economic perspective

Economic perspective Global Global growth moderates. China remains robust. US slowed significantly but soft landing expected Economy Sustained income growth & low unemployment expected in Australia Inflation should be contained by competition & productivity, notwithstanding some wage & other cost pressures Local Markets Sustained strength predicted in resources & infrastructure Drought assumed to break, with flow through impact on 2007 Business customers are generally in good shape Some consumers are over stretched Asset Markets Normal returns predicted from equities Moderate house price gains expected

Spending and GDP growth Drought assumed to break. US “soft landing” expected & China remains robust GDP growth expected to stabilise at around 3% in 2007 Drought Domestic Demand & Real Output/Income (GDP) Annual average % change -1% 0% 1% 2% 3% 4% 5% 6% 7% Sep-96 Mar-97 Sep-97 Mar-98 Sep-98 Mar-99 Sep-99 Mar-00 Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03 Sep-03 Mar-04 Sep-04 Mar-05 Sep-05 Mar-06 Sep-06 Mar-07 Sep-07 Mar-08 Sep-08 -1% 0% 1% 2% 3% 4% 5% 6% 7% Domestic Demand GDP Source: ABS,Internal, NAB Group Economics.

Industry credit growth remains strong but is forecast to slow in 2007 vs 2006 Source:RBA,Internal, *NAB Group Economics / RBA (Sep year end), **Plan for Life Quarterly Data System June 2006 (June year end) Note: Forecast from March 2007 onwards sourced from NAB Group Economics / Internal System credit growth - by broad economic type Percentage, September FY Housing* Other personal* Business* FUM (Retail Ex. Cash Trusts) ** 0 5 10 15 20 25 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Macro risks to economic outlook estimates US “Hard Landing” - A severe downturn in housing markets and flow on to equity markets could see a marked slow down in US and in turn global activity. Geo politics - Both political, oil & trade tensions continue to overhang the outlook. High household leverage - high household gearing, leaves some consumers vulnerable to higher interest rates and/or an unexpected loss of jobs. Commodity prices are very high and providing a significant boost to Australian incomes and asset markets. Our forecasts allow for prices to go sideways during 2007 before moderate falls in 2008. Extreme movements in either direction could complicate policy responses and economic outcomes in Australia. Drought - continued poor seasonal conditions in Australia. Our forecasts assume a break in the drought during the middle of 2007 - adding up to 1% to GDP growth in 2007/08

Summary A good result with strong earnings performance Remain focused on our rebuild program to deliver sustainable performance Six key priorities in becoming truly competitive Delivering quality customer processes Streamlining support costs and optimising balance sheet Reshaping our distribution economics Cross-selling to satisfy more customer needs Providing priority infrastructure Bringing a shared NAB culture and brand to life

Disclaimer This document is a presentation of general background information about the Group’s activities in May 2007. It is information in a summary form and does not purport to be complete. It is to be read in conjunction with the National Australia Bank Limited Half Year results filed with the Australian Securities Exchange on 10 May 2007. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice, when deciding if an investment is appropriate. This announcement contains certain "forward-looking statements" within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995. The words "anticipate", "believe", "expect", "project", "estimate", "likely", "intend", "should", "could", "may", "target", "plan" and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements. There can be no assurance that actual outcomes will not differ materially from these statements. For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see "Presentation of Information - Forward-Looking Statements" and "Risk Factors" in the Group's Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 21 May 2007	Name: Brendan T Case
Title: Company Secretary